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ANNUAL AUDITED REPORT
FORM X-17A-5
Part III

SEC FILE NUMBER
8- 13987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Voya Financial Advisors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Locust Street
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Hultgren 860-580-1798
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name - *if individual, state last, first, middle name*)

55 IVAN ALLEN JR BLVD NW, SUITE 1000 (Address) ATLANTA (City) GA (State) 30308 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voya Financial Advisors, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

My Commission Exp. Oct. 31, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

PUBLIC
CONNECTICUT

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2016

Contents

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Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Voya Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of Voya Financial Advisors, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Voya Financial Advisors, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Ernst & Young LLP
Atlanta, GA
February 28, 2017

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	58,739,400
Securities owned, at fair value		637,374
Commissions and concessions receivable		14,096,828
Accounts receivable, net of allowance of $336,835		6,361,753
Prepaid expenses		2,849,531
Receivable from affiliates		4,873,218
Notes receivable, net of amortization		10,691,322
Intangibles, net of accumulated amortization of $3,307,890		1,653,944
Deferred compensation plan investment		32,138,948
Other assets		183,501
Total assets	$	132,225,819
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	233,777
Commissions and concessions payable		18,007,521
Accounts payable and other accrued liabilities		3,748,153
Payable to affiliates, including $212,976 payable under tax sharing agreement		10,539,986
Deferred compensation plans accrued liabilities		34,831,399
Other liabilities		6,487,306
Total liabilities		73,848,142
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 issued and outstanding)		15,000
Additional paid-in capital		87,982,317
Accumulated deficit		(29,619,640)
Total stockholder's equity		58,377,677
Total liabilities and stockholder's equity	$	132,225,819

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Financial Advisors, Inc. (the "Company") is an indirect, wholly-owned subsidiary of Voya Holdings Inc. ("Parent"), and ultimately of Voya Financial, Inc. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as an investment advisor pursuant to the Investment Advisors Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING Group continues to hold certain warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at fair value.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below.

Each forgivable note contains a provision for forgiveness of principal and accrued interest if the registered representative meets specified requirements within the agreement. Forgivable notes can include a specified commission production requirement or a requirement based on the Registered Representative maintaining their securities registration with the Company. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes into operations as commissions expense over the contractual term of the notes if the forgivable criteria is met. Notes receivable relating to these loan agreements in the amount of $10,233,770 is reported in Notes receivable on the Statement of Financial Condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2016.

The payback notes are payable by registered representatives to the broker-dealer and are due at various maturity dates. Notes receivable relating to these loan agreements in the amount of $457,552 is reported at December 31, 2016 within Notes receivable on the Statement of Financial Condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2016.

Intangibles

On January 1, 2011, the Company purchased 973 registered representatives, and their related customer accounts from its affiliate, Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC) via a sale of assets. The purpose of this transfer was to consolidate Voya's retail broker-dealer activities into one firm. Intangibles are being amortized on a straight-line basis over a period of 9 years. Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e., carrying amount exceeds fair value of the intangible).

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/ from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as federal and state net operating losses and temporary differences, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Financial Statements. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Securities Sold, Not yet Purchased

Securities sold, not yet purchased, are recorded at fair value. Fair value is generally determined by quoted prices on national exchanges. If listed market prices are not available, fair value is determined based on relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions earned but not yet received on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect the compensation to be paid to agents for products sold and advisory services.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Future Adoption of Accounting Pronouncements

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018. The Company does not currently expect the adoption of this guidance to have a material impact; however, implementation efforts, including assessment of transition approach, are ongoing.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, the current income tax benefit would be reduced by $1,995,520. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2016 are as follows:

Deferred tax assets:		
Federal Loss Carryforwards	$	7,591,830
Compensation and benefits		13,214,250
State deferred tax assets		2,922,076
Other		2,270,056
Total deferred tax asset	$	25,998,212
Deferred tax liability:		
Investments	$	719,336
Net deferred tax asset before tax valuation allowance		25,278,876
Less tax valuation allowance		25,278,876
Net deferred tax asset	$	—

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes that it is more likely than not that the benefit from federal and state net operating losses and temporary differences will not be realized. Accordingly, a valuation allowance of $25,278,876 has been provided on the deferred tax assets relating to these federal and state net operating losses and temporary differences.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During 2016, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc. returns through tax year 2015. The audit settlements did not have a material impact on the Company. Voya Financial, Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2016 may be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 and 2017.

4. Related-Party Transactions

The Company is allocated a portion of their general administrative expenses from its affiliates based on volume, number of personnel, and activity.

Receivables and payables with Voya Financial, Inc. and affiliated entities are settled in cash on a regular basis.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

On January 1, 2006, the Company entered into a perpetual marketing allowance agreement with Voya Insurance and Annuity Company ("VIAC"), an affiliate of the Company. Under the agreement, the Company provides VIAC with the opportunity to market its products by participating in national conferences, sales and annual meetings where VIAC is given the opportunity to educate and train the Company's registered representatives about VIAC products. To compensate the Company for providing these enhanced marketing and training opportunities, VIAC has agreed to make payments to the Company based on product sales and assets.

Effective January 1, 2012, the Company and Voya Investment Management LLC ("VIM"), an affiliate of the Company, entered into an agreement where VIM and/or its subsidiaries agree to pay the Company on average net assets invested in VIM Funds by the Company's clients.

Effective January 1, 2016, the Company entered into a selling agreement with Security Life of Denver Insurance Company ("SLD"), an affiliate of the Company. The Company agrees to provide SLD with opportunities to build relationships with and market to its registered representatives.

The Company sells variable life and annuity products and mutual funds issued by Voya Retirement Insurance and Annuity Company ("VRIAC"), ReliaStar Life Insurance Company ("RLIC"), SLD and VIAC, affiliates of the Company. The Company further facilitates payment of commissions from VRIAC, VIAC, SLD and RLIC directly to its registered representatives.

The Company distributes Voya mutual funds which are underwritten by Voya Investments Distributor, LLC, an affiliate of the Company.

The Company entered into an agreement with VIAC whereby the Company reimburses VIAC for certain services performed in connection with commission payments.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2016 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are reported as Salaries and employee benefits in the Statement of Operations. Additionally, the Company may, at its discretion, allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest based upon the actual rate of return on the underlying investment index choice. Such amounts are reported in Salaries and employee benefits in the Statements of Operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company purchased investments that mirror amounts and elections of the participants, of which $32,138,948 is included as a Deferred compensation plan investment on the Statement of Financial Condition and is carried at market value. The total of net participant deferrals, which is reflected within Deferred compensation plans accrued liabilities on the Statement of Financial Condition, was $34,831,399 as of December 31, 2016.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2016, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair Value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Bonds	250,565			250,565
Equities	56,206	—	—	56,206
REITS	—	—	330,603	330,603
Deferred compensation plan investment:				
Cash and money market funds	3,842,584	—	—	3,842,584
Mutual funds	28,296,364	—	—	28,296,364
Liabilities:				
Securities sold, not yet purchased				
Bonds	$ 731	$ —	$ —	$ 731
Equities	$ 233,046			$ 233,046

The Company assumed the ownership of certain limited partnership shares and REITS as a result of legal settlements. The partnerships, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company, but by their nature are illiquid investments with limited marketability. Therefore, the Company has referenced third-party information, which consists of financial statements providing net asset value, to determine the fair value of the investments as of December 31, 2016. As these securities do not have an active market through which fair value can be determined, the Company has classified the assets as Level 3 as of December 31, 2016.

There have been no transfers between levels for the year ended December 31, 2016.

The following table summarizes the change in fair value of the Company's Level 3 assets:

	Fair Value as of January 1, 2016	Acquisitions	Liquidations	Unrealized Gains (Losses)	Fair Value at December 31, 2016
Level 3 Assets Owned:					
Limited Partnerships	8,545	—	(8,545)	—	—
REITS	376,142	15,150	—	(60,689)	330,603

8. Capital Contributions

For the year ended December 31, 2016, the Company received capital contributions of $14,000,000 from its Parent.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2016, the Company had net capital of $24,670,211, which was $24,420,211 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2016.